FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	___	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	___	No	X

COSAN LIMITED

Item
1.	Relevant Fact dated February 21, 2012

Item 1

COSAN S.A. INDÚSTRIA E COMÉRCIO Corporate Taxpayer’s ID (CNPJ): 50.746.577/0001-15 COMPANY REGISTRY (NIRE): 35.300.177.045 Publicly Held Company

Material Fact

 COSAN S.A. INDÚSTRIA E COMÉRCIO (BM&FBovespa: CSAN3) (“Company” or “Cosan”), announces today that it signed with Riccardo Arduini, Julia Dora Koranyi Arduini and GMI – Global Market Investments L.P. (together "Sellers")  a Sales and Purchase Agreement ("SPA") to acquire shares issued by ALL – América Latina Logística S.A. (“ALL”) subject to certain conditions precedent set out in the referred agreement.  The Company will acquire 38,980,117 (thirty-eight million, nine hundred and eighty thousand, one hundred and seventeen) ALL shares ("the Shares") of which 34,000,000 (thirty-four million) shares are part of a shareholders agreement signed between the Sellers and other shareholders ("Shareholders Agreement") for a total price of R$ 896,542,680.00 (eight hundred ninety-six million, five hundred forty-two thousand, six hundred and eighty reais), adjusted by inflation (IPCA index).

The acquisition will only be implemented once the following conditions are fulfilled:

(i) The Sellers obtaining all governmental approvals which are required prior to the consummation of the SPA; and

(ii) The Sellers obtaining approval from the other signatories of the Shareholders Agreement  for (a) the execution of the SPA, notwithstanding the prohibition on the Shares' transfer provided for in the Shareholders Agreement, (b) the non exercise of the right of first refusal of the other signatories of the Shareholders Agreement allowing the Company to purchase all (and not less than all) Shares, and (c) the Company's becoming part of the Shareholders Agreement based on terms and conditions acceptable to both the Company and the Sellers.

The Company will keep the market informed as soon as the conditions precedent are fulfilled and the acquisition is concluded The transaction is subject to all necessary regulatory approvals including Brazilian antitrust authority (CADE), in accordance with the applicable law.

Cosan will host a conference tomorrow afternoon, February 22nd, to discuss the details related to the material fact. Information on how to participate in the conference call will be provided in due time.

São Paulo, February 21st, 2012

Marcelo Martins

CFO &IRO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	February 22, 2012	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer